African Metals Corporation

Corporate Information

(As at April 30, 2006)

82-1856

CORPORATE & RECORDS OFFICE

Suite 515, 475 Howe Street, Vancouver, British Columbia, Canada V6C 2B3
Telephone: (604) 684-4100 Fax: (604) 684-5854
Website: www.africanmetals.com Email Address: info@africanmetals.com

OFFICERS & DIRECTORS

Mr. Klaus Eckhof, President & Director
Mr. Michael F. Bolton, Director
Mr. Mahamadou Keita, Director
Ms. Jennifer Nestoruk, Corporate Secretary
Mr. Willis W. Osborne, CEO, CFO & Director

INVESTOR RELATIONS

Mr. George W. Butterworth

STOCK EXCHANGE LISTING

TSX Venture Exchange (TSX-V)
Trading Symbol "AFR"

SHARE CAPITAL

Authorized:	Unlimited
Issued:	16,253,620
Options:	864,500
Warrants:	600,000
Fully Diluted	17,718,120

12g3-2(b) Exemption #82-1856
Standard & Poor's Listed

TRANSFER AGENT & REGISTRAR

Computershare Trust Company of Canada
510 Burrard Street, Vancouver, British Columbia, Canada V6C 3B9

LEGAL COUNSEL

DuMoulin Black LLP
10th Floor, 595 Howe Street, Vancouver, British Columbia, Canada V6C 2T5

AUDITORS

MacKay LLP, Chartered Accountants
1100 - 1177 West Hastings Street, Vancouver, British Columbia, Canada V6E 4T5

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5. RELATED PARTY TRANSACTIONS

During the nine months ended February 28, 2006, the Company was involved in the following related party transactions:

a. Management fees totalling $17,750 (2005 - $15,750) were paid to a corporation owned by a Director of the Company.
b. Exploration costs totalling $15,987 (2005 - $21,057) was incurred with a Director of the Company.

The above transactions have been in the normal course of operations and have been valued in these financial statements at the exchange amount which is the amount of consideration established and agreed to by the related parties.

6. SEGMENTED INFORMATION

The Company's activities are in the one industry segment of mineral property acquisition, exploration and development.

Automobile and equipment by geographical segment is as follows:

	Mali	Canada	Total
February 28, 2006			
Automobile and equipment	$ 27,867	$ 494	$ 28,361
Mineral properties, including deferred costs	980,537	-	980,537
	$ 1,008,404	$ 494	$ 1,008,898

	Mali	Canada	Total
May 31, 2005			
Automobile and equipment	$ 35,697	$ 637	$ 36,334
Mineral properties, including deferred costs	389,691	-	389,691
	$ 425,388	$ 637	$ 426,025

Revenues and expenses by geographical segment is as follows:

	Mali	Canada	Total
For the nine months ended February 28, 2006			
Revenue	$ -	$ 115	$ 115
Expenses	(21,897)	(176,234)	(198,131)
	$ (21,897)	$ (176,119)	$ (198,016)

	Mali	Canada	Total
For the nine months ended February 28, 2005			
Revenue	$ -	$ 50	$ 50
Expenses	(7,874)	(65,933)	(73,807)
	$ (7,874)	$ (65,883)	$ (73,757)

7. SUPPLEMENTAL CASH FLOW INFORMATION

The Company incurred non-cash financing and investing activities during the periods ended February 28, 2006 and 2005 as follows:

	February 28, 2006	February 28, 2005
Non-cash financing activities:		
Share capital issued for:		
Share subscription receivable	$ -	$ (2,700)
Non-cash investing activities:		
Deferred exploration and development costs, net of amortization	$ (7,831)	$ (2,645)

8. COMPARATIVE FIGURES

Certain comparative figures have been reclassified to conform with the current period's financial statement presentation.

9. SUBSEQUENT EVENT

The Company sold 100,000 shares of its investment in Great Quest Metals Ltd. ("Great Quest"), a related company by virtue of common directors, for $71,000 resulting in a capital gain of $55,943. $70,000 of the proceeds from the sale was used to subscribe for 100,000 units of Great Quest's private placement at a price of $0.70 per unit. Each unit consists of one share and one half of a transferable share purchase warrant. With each full warrant, the Company can purchase one additional share of Great Quest at $0.80 for one year.

3. MINERAL PROPERTIES (Con't)

Comifa concession

During the current period, the Company paid 4,000,000 FCFA (approximately $8,807) to the Owner.

Soumala concession

During the current period, the Company paid 500,000 FCFA (approximately $1,104) to the Owner.

Medinandi Sud concession

During the current period, the Company paid 5,000,000 FCFA (approximately $11,864) to the Owner.

Fatako concession

During the current period, the Company acquired the Fatako gold concession in western Mali, West Africa. Under the terms of the agreement with the Owner, the Company has the option to acquire a 95% interest in the concession by paying approximately $120,000 over a 5 year period. Any production from this concession is subject to a 1% net smelter royalty. An Autorisation d'Exploration permit has been granted. The Company paid 3,000,000 FCFA (approximately $6,552) to the Owner.

4. SHARE CAPITAL

The authorized share capital of the Company is unlimited shares without par value.

The Company has issued shares of its capital stock as follows:

	February 28, 2006		May 31, 2005	
	Number of Shares	Amount $	Number of Shares	Amount $
Balance, beginning of period/year	14,967,120	$ 9,332,470	13,594,620	$ 8,931,520
Shares issued for cash	1,271,000	615,320	1,351,944	395,700
Shares subscription receivable	-	-	20,556	5,250
Balance, end of period/year	16,238,120	$ 9,947,790	14,967,120	$ 9,332,470

Transactions for the Issue of Share Capital During the Quarter Ended February 28, 2006:

Nil

Stock Options

The Company has adopted an incentive stock option plan (the "Plan"). At the annual general meeting held on November 1, 2005, the Board of Directors, with shareholder approval, amended the Plan by increasing the number of common shares which may be issued pursuant to the grant of options from 1,359,463 to 1,620,812. As a result, the essential elements of the Plan provide that the aggregate number of shares of the Company's capital stock issuable pursuant to options granted under the Plan may not exceed 1,620,812. Options granted under the Plan may have a maximum term of five years. The exercise price of options granted under the Plan will not be less than the discounted market price of the shares (defined as the last closing market price of the Company's shares immediately preceding the issuance of a news release announcing the granting of the options) or such other price as may be agreed to by the Company and accepted by the TSX.

4. SHARE CAPITAL (Con't)

A summary of the status of the Company's stock options outstanding as of February 28, 2006 and May 31, 2005 and changes during the period/year then ended is as follows:

	February 28, 2006		May 31, 2005	
	Shares	Weighted Average Exercise Price	Shares	Weighted Average Exercise Price
Options outstanding, beginning of period/year	746,000	$ 0.33	1,148,500	$ 0.29
Granted	235,000	0.60	-	-
Exercised	(71,000)	(0.22)	(372,500)	(0.20)
Forfeited/cancelled	(30,000)	(0.40)	(30,000)	(0.40)
Options outstanding, end of period/year	880,000	$ 0.41	746,000	$ 0.33

At February 28, 2006, the Company had outstanding stock options exercisable to acquire 880,000 shares as follows:

Shares	Exercise Price	Expiry Date
95,000	$0.25	July 13, 2006
195,000	$0.27	June 26, 2007
75,000	$0.20	December 23, 2007
80,000	$0.40	August 8, 2008
200,000	$0.47	November 28, 2008
235,000	$0.60	November 7, 2010
880,000		

The following table summarizes information about the stock options outstanding and exercisable at February 28, 2006:

Range of Prices $	Number	Weighted Average Remaining Life (Years)	Weighted Average Exercise Price $
$0.20	75,000	1.83	$0.20
$0.25	95,000	0.38	$0.25
$0.27	195,000	1.33	$0.27
$0.40	80,000	2.50	$0.40
$0.47	200,000	2.75	$0.47
$0.60	235,000	4.67	$0.60
	880,000	3.08	$0.41

Warrants

At February 28, 2006, the Company had outstanding share purchase warrants exercisable to acquire 600,000 shares as follows:

Number	Exercise Price	Expiry Date
600,000	$0.60	July 19, 2006

Contributed Surplus

	February 28, 2006	May 31, 2005
Balance, beginning of period/year	948,539	948,539
Stock-based compensation	49,951	-
Balance, end of period/year	998,490	948,539

AFRICAN METALS CORPORATION
Schedules of Deferred Exploration and Development Costs

For the nine months ended February 28, 2006 and 2005

	February 28, 2006	February 28, 2005
EXPLORATION AND DEVELOPMENT EXPENDITURES:		
Amortization	$ 7,831	$ 2,645
Drilling, reclamation and assays	448,670	4,086
Exploration survey	98,892	65,299
Office, consulting and travel	7,126	37,050
	562,519	109,080
BALANCE OF COSTS AT BEGINNING OF PERIOD	372,652	183,727
BALANCE OF COSTS AT END OF PERIOD	$ 935,171	$ 292,807

"Prepared by Management without Audit"
The accompanying notes are an integral part of these financial statements.

AFRICAN METALS CORPORATION
Notes to Financial Statements
February 28, 2006

1. NATURE OF OPERATIONS

African Metals Corporation (the "Company") is in the process of exploring and developing its mineral properties located in West Africa.

The interim financial statements of the Company have been prepared in accordance with the same accounting policies and methods of their application as the most recent audited financial statements for the year ended May 31, 2005, except that they do not include all of the note disclosures required for annual financial statements. It is therefore suggested that the interim financial statements be read in conjunction with the annual financial statements.

2. AUTOMOBILE AND EQUIPMENT

	Cost	Accumulated Amortization	February 28, 2006 Net Book Value	May 31, 2005 Net Book Value
Automobile	$ 42,654	$ 17,075	$ 25,579	$ 33,005
Equipment	3,297	1,009	2,288	2,692
Computer	1,530	1,036	494	637
	$ 47,481	$ 19,120	$ 28,361	$ 36,334

3. MINERAL PROPERTIES

	February 28, 2006			
	Acquisition Costs	Deferred Exploration and Development Costs	Write-down of Capitalized Costs	Total
i. Kenieba Sud concession	$ 12,710	$ 144,319	$ -	$ 157,029
ii. Kenieba Nord concession	1,800	731,265	-	733,066
iii. Comifa concession	11,336	31,269	-	42,605
iv. Soumala concession	1,104	5,211	-	6,315
v. Medinandi Sud concession	11,864	-	-	11,864
vi. Fatako concession	6,552	23,106		29,658
	$ 45,366	$ 935,171	$ -	$ 980,537

	May 31, 2005			
	Acquisition Costs	Deferred Exploration and Development Costs	Write-down of Capitalized Costs	Total
i. Kenieba Sud concession	$ 12,710	$ 141,002	$ -	$ 153,712
ii. Kenieba Nord concession	1,800	208,147	-	209,947
iii. Comifa concession	2,529	18,292	-	20,821
iv. Soumala concession	-	5,211	-	5,211
v. Medinandi Sud concession	-	-	-	-
	$ 17,039	$ 372,652	$ -	$ 389,691

AFRICAN METALS CORPORATION

Statements of Operations

For the periods ended February 28, 2006 and 2005

	Three months ended February 28, 2006	Three months ended February 28, 2005 (Note 8)	Nine months ended February 28, 2006	Nine months ended February 28, 2005 (Note 8)
ADMINISTRATION COSTS:				
Accounting and audit	$ 2,562	$ 3,873	$ 9,769	$ 8,271
Amortization	47	69	143	205
Bank charges	17	200	230	561
Consulting	2,563	2,284	8,288	7,802
Investor relations	4,500	3,600	11,100	10,800
Legal	1,928	1,937	3,535	6,504
Management fees	6,000	5,250	17,750	15,750
Office and miscellaneous	8,765	6,762	31,765	21,479
Rent	4,080	3,998	11,438	11,674
Shareholder relations	-	2,285	2,775	5,112
Stock-based compensation	-	-	49,951	(3,826)
Stock exchange filing fees	5,731	1,757	14,505	5,937
Telephone	727	777	3,724	2,611
Transfer agent	827	1,709	3,839	2,886
Travel and promotion	9,684	8,423	29,319	21,015
	47,430	49,924	198,131	116,781
Interest income	(13)	(26)	(115)	(76)
NET LOSS FOR THE PERIOD	47,417	42,898	198,016	116,705
DEFICIT AT BEGINNING OF PERIOD	9,861,846	9,614,376	9,711,247	9,540,569
DEFICIT AT END OF PERIOD	$ 9,909,263	$ 9,657,274	$ 9,909,263	$ 9,657,274
Basic and diluted loss per share	$ (0.003)	$ (0.003)	$ (0.012)	$ (0.008)
Weighted average basic and diluted shares outstanding	16,238,120	13,594,620	15,948,453	13,594,620

"Prepared by Management without Audit"
The accompanying notes are an integral part of these financial statements.

AFRICAN METALS CORPORATION

Statements of Cash Flows

For the periods ended February 28, 2006 and 2005

	Three months ended February 28, 2006	Three months ended February 28, 2005	Nine months ended February 28, 2006	Nine months ended February 28, 20
OPERATING ACTIVITIES:				
Net loss for the period	$ (47,417)	$ (42,898)	$ (198,016)	$ (116,70
Adjustments:				
Amortization	47	69	143	20
Stock-based compensation	-	-	49,951	(3,82
	(47,370)	(42,829)	(147,922)	(120,32
Change in non-cash working capital:				
Accounts receivable	(25)	-	(25)	11,99
Goods and services tax recoverable	(5,940)	221	(4,676)	1,65
Due from related parties	18,696	(804)	19,996	(21,00
Prepaid expenses	307	(93,954)	90,948	(80,65
Accounts payable and accrued liabilities	74,506	6,420	75,528	(2,60
Due to related parties	4,595	-	2,782	(11,12
	44,769	(130,946)	36,631	(222,05
FINANCING ACTIVITIES:				
Issue of share capital for cash	-	194,500	615,320	394,50
Share subscription receivable	-	-	5,250	
	-	194,500	620,570	394,50
INVESTING ACTIVITIES:				
Acquisition costs of mineral properties	(4,391)	-	(28,327)	(2,52
Deferred exploration and development costs, net of amortization	(132,154)	(88,571)	(554,688)	(106,43
	(136,545)	(88,571)	(583,015)	(108,96
INCREASE (DECREASE) IN CASH	(91,776)	(25,017)	74,186	63,48
CASH AT BEGINNING OF PERIOD	181,262	175,105	15,300	86,60
CASH AT END OF PERIOD	$ 89,486	$ 150,088	$ 89,486	$ 150,08

Supplemental cash flow information (Note 7)

"Prepared by Management without Audit"
The accompanying notes are an integral part of these financial statements.

AFRICAN METALS CORPORATION

Financial Statements

February 28, 2006 and 2005

(Unaudited – Prepared by Management)

AFRICAN METALS CORPORATION

Balance Sheets

February 28, 2006 and May 31, 2005

	February 28, 2006 (unaudited)	May 31, 2005 (audited)
Assets		
Current assets:		
Cash	$ 89,486	$ 15,300
Marketable securities	46,339	46,339
Accounts receivable	603	578
Share subscriptions receivable	-	5,250
Goods and services tax receivable	7,850	3,174
Due from related party	-	19,996
Prepaid expenses	3,846	94,794
	148,124	185,431
Automobile and Equipment (Note 2)	28,361	36,334
Mineral Properties, including deferred costs (Note 3)	980,537	389,691
	$ 1,157,022	$ 611,456
Liabilities and Shareholders' Equity		
Current liabilities:		
Accounts payable and accrued liabilities	$ 112,909	$ 37,381
Due to related party	4,595	1,813
	117,504	39,194
Shareholders' equity:		
Share capital (Note 4)	9,947,791	9,332,470
Contributed surplus	998,490	948,539
Share subscription advances	2,500	2,500
Deficit	(9,909,263)	(9,711,247)
	1,039,518	572,262
	$ 1,157,022	$ 611,456

On behalf of the Board:

Willis W. Osborne (signed)
Director

Michael F. Bolton (signed)
Director

"Prepared by Management without Audit"
The accompanying notes are an integral part of these financial statements.

AFRICAN METALS CORPORATION

QUARTERLY REPORT

FEBRUARY 28, 2006

NOTICE OF NO AUDITOR REVIEW OF INTERIM FINANCIAL STATEMENTS

Under National Instrument 51-102, Part 4, subsection 4.3(3)(a), if an auditor has not performed a review of the interim financial statements, they must be accompanied by a notice indicating that the financial statements have not been reviewed by an auditor.

The accompanying unaudited interim financial statements of the Company have been prepared by and are the responsibility of the Company's management.

The Company's independent auditor has not performed a review of these financial statements in accordance with standards established by the Canadian Institute of Chartered Accountants for a review of interim financial statements by an entity's auditor.

SCHEDULE A: FINANCIAL STATEMENTS

1. Balance Sheet
2. Statement of Operations and Deficit
3. Statement of Cash Flows
4. Notes to Financial Statements

African Metals Corporation

515 - 475 Howe Street, Vancouver, BC, V6C 2B3 Tel: 604-684-4100 Fax: 604-684-5854
Website: www.africanmetals.com E-mail: info@africanmetals.com

Third Quarter Report to Shareholders - For the Nine Months Ended February 28, 2006
(BC Form 51-102F1, Schedule C: Management Discussion and Analysis)

Results of Operations
The Company's operations consist of the exploration and development of mineral properties in Mali as well as running administrative offices in Canada and Mali. The net loss for the first 3 quarters of 2006 was $198,016 or 0.012 per share as compared to $116,131 or 0.008 per share in 2005. The main difference is a $49,951 cost for stock based compensation in the second quarter. Other noticeable increases include an increase in office expenses as a result of an expanded operation in Mali and an increase in travel and promotion and in stock exchange filing fees. That for the third quarter 2006 was $47,430 or 0.003 per share as compared to $42,898 or 0.003 in 2005. Capitalized exploration costs in the first 9 months of 2006 increased by $590,846 from $389,691 to $980,537 mainly as a result of drilling on the Kenieba Nord diamond concession but also exploration surveys on the Kenieba Nord and Comifa concessions and the start of work on the Fatako concession.

Related Party Transactions
The Company paid management fees totaling $17,750 (2005-$15,750) to a company wholly owned by Willis W. Osborne, Director, and geological fees totaling $15,987 (2005-$21,057) to Mamadou Keita, Director in the first 3 quarters of 2006.

Summary of Quarterly Results
Selected financial information for the last 12 quarters, is as follows:

Quarter	Revenue	Net (loss)	Net (loss) per share
2006 3rd Q	$ 13	$ 47,417	$ 0.003
2006 2nd Q	$ 69	$ 102,918	$ 0.006
2006 1st Q	$ 33	$ 47,681	$ 0.003
2005 4th Q	$ 39	$ 53,973	$ 0.004
2005 3rd Q	$ 26	$ 42,898	$ 0.003
2005 2nd Q	$ 43	$ 36,480	$ 0.003
2005 1st Q	$ 7	$ 37,327	$ 0.003
2004 4th Q	$ 149	$ 134,847	$ 0.010
2004 3rd Q	$ 70	$ 51,997	$ 0.004
2004 2nd Q	$ 10	$ 35,631	$ 0.003
2004 1st Q	$ 2	$ 20,583	$ 0.001
2003 4th Q	$ 56	$ 82,027	$ 0.007

Liquidity
African Metals completed a 1,200,000 unit private placement at $0.50 for proceeds of $600,000 during the first three quarters of 2006. Each unit consists of one share and one half of a share purchase warrant. Each full warrant entitles the holder to purchase an additional share at $0.60 until July 19, 2006. The shares became free-trading on November 20, 2005. In addition, $15,320 was received on the option of 71,000 shares at $0.20 and $0.27 for a total of $609,320. During the first 3 quarters, the Company granted 235,000 stock options to its directors, officers and consultants. Each stock option entitles the holder to purchase on common share of the Company's capital stock at $0.60 for a five year term. Subsequently, African Metals sold 100,000 shares in Great Quest Metals to participate in a private placement of Great Quest at $0.70 per unit. In doing so, the Company will acquire 50,000 warrants for 50,000 shares at $0.80 per share.

African Metals will need to raise additional capital to continue its exploration projects. While the Company has been successful in accessing the equity market in the past, there is no guarantee that this will continue to be available. Management believes it will be able to obtain necessary financing to complete the development and exploration of its projects.

Investor Relations
In September, the Company entered into an investor relations agreement with George W. Butterworth for $1,500 per month. Mr. Butterworth liaises with the investment community and communicates with investors and shareholders about the Company's projects and progress. During the year, African Metals participated in two investment conferences in Vancouver, and one in San Francisco. Subsequently, the Company has participated in a conference in Vancouver and the PDAC in Toronto. Additonal information can be viewed on our website at www.africanmetals.com.

ON BEHALF OF THE BOARD OF DIRECTORS
AFRICAN METALS CORPORATION

"Signed"
Willis W. Osborne
CEO & Director

African Metals Corporation

515 - 475 Howe Street, Vancouver, BC, V6C 2B3 Tel: 604-684-4100 Fax: 604-684-5854
Website: www.africanmetals.com E-mail: info@africanmetals.com

Third Quarter Report to Shareholders - For the Nine Months Ended February 28, 2006

(BC Form 51-102F1, Schedule C: Management Discussion and Analysis)

Dear Shareholder:

Introduction

During the third quarter of the Fiscal Year 2006 (December 1, 2005 through February 28, 2006), African Metals Corporation received the results of the caustic dissolution tests for diamonds on the Kenieba Nord diamond concession in Mali, West Africa, completed a program on the recently acquired Fatako gold concession and started a program on its diamond concessions.

In financial matters, the Company had a loss of $198,016 or $0.012 per share over the first three quarters of the Company's fiscal year and $47,417 or $0.003 per share in the third quarter.

Kenieba Nord Diamond Concession

In the summer of 2005, a 9-hole 1,553.50 m drill program was carried out. Six holes were drilled into 3 of the 12 previously discovered kimberlite pipes, the 117, Cirque Nord and Cirque Sud. A total of 895 kg of selected, split core was subjected to caustic dissolution by SGS Lakefield, wherein only 2 microdiamonds were recovered. With most kimberlite pipes, an important measure as to whether they might be economic is a test for microdiamonds. If the above pipes were to be gauged on the microdiamond content alone, no more work would be justified.

There are kimberlite pipes that exist, however, with few microdiamonds but enough large diamonds to be productive. Such a pipe may exist within the concessions held by African Metals. Evidence comes from the district as a whole, where a total of 95 documented diamonds have been found in kimberlite pipes and alluvium. Of that number, only 19 are microdiamonds. Twenty-three of the total are one carat or larger. There is a possible explanation for the lack of microdiamonds. Tests on ilmenite grains indicate that there has been moderate resorption of diamonds. It is possible that the microdiamonds were resorbed during emplacement and the larger diamonds were preserved. The other, less likely, possibility is that the kimberlite pipes were sampled in an area with few microdiamonds.

The course for African Metals is as follows. First, samples from the kimberlite pipes intersected in the 2005 drilling have been sent to South Africa to establish a crustal-mantle geotherm to determine the probability of diamond survival. Second, the Company has been testing an area of alluvium or stream-deposited material in an area where 4 of the large (98 to 232 carats) diamonds have been discovered. Three sets of samples have been taken from here to test for diamond indicator minerals and diamonds. These include concentrate samples, soil samples and samples to be tested for mobile metallic ions. Third, the Company plans to continue to search for undiscovered kimberlites by exploring areas defined by airborne magnetic anomalies. In a kimberlite pipe with favorable indicator mineral chemistry and few microdiamonds but evidence of large diamonds, the ultimate test will be the processing for diamonds in a large bulk sample.

Fatako Gold Concession

A program of geological mapping and soil sampling was completed on the 52 sq km Fatako gold concession last winter, also in Mali. The program identified 4 areas to be followed-up. A 1,200 m gold soil anomaly with results ranging from 34 to 896 ppm was traced in the northern part of the concession. A 1,600 m gold soil anomaly with values ranging from 33 to 200 ppb gold was found in the south. A third area was found along 2,000 m of alluvium in the southern part of the concession. In addition, a 400 m long zone of tourmaline sandstone with abundant quartz veining was found in the southwest.

A program of exploration is planned for both the Fatako and Comifa gold concessions, but follow-up exploration will commence first on the Comifa concession.

The Exploration Team

Planning for and supervision of the projects is carried out by Mamadou Keita, M.Sc. Geo., Willis W. Osborne M.Sc. Geo., and Carl G. Verley, P. Geo. Mr. Carl G. Verley, P. Geo. Is the Independent Qualified Person under National Instrument 43-101.

Overview of Performance

The Company's total assets increased by $545,566 to $1,157,022 during the first 9 months of fiscal year 2006 due to an increase in cash of $74,186 to $89,486, an increase in deferred acquisition and exploration costs of mineral properties by $590,846 to $980,537, but a decrease of prepaid expenses by $90,948. The working capital decreased by $115,617 to $30,120 during the first nine months of the fiscal year due mainly to a decrease in "due from a related party" by $19,996 and in prepaid expenses of $90,948, an increase in cash by $74,186, and an increase of accounts payable by $75,528. The deficit in the first 3 quarters increased by $198,016 ($90,948 in the third quarter) to $9,909,263.

African Metals Corporation

515 - 475 Howe Street, Vancouver, BC, V6C 2B3 Tel: 604-684-4100 Fax: 604-684-5854
Website: www.africanmetals.com E-mail: info@africanmetals.com

May 1, 2006

Office of International Corporate Finance
Securities and Exchange Commission
450 Fifth Street NW
Mail Stop 3-7
Washington, DC
USA, 20549

To Whom It May Concern:

RE: African Metals Corporation (the "Company")
Third Quarter Report

Enclosed please find one copy of the Company's Form 51-102F1 with the Third Quarter Report and financial statements for the nine months ended February 28, 2006.

Please be advised, that in accordance with National Instrument 51-102, the Third Quarter Report was mailed to shareholders on May 1, 2006.

Yours truly,

AFRICAN METALS CORPORATION

Jennifer Nestoruk
Corporate Secretary

/jn
enclosure